

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

LETTER FOR MAINTENANCE OF EXEMPTION

27 November 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 2



03037730

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed is a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement in relation to the suspension of trading in shares of Sime Darby Berhad on the Kuala Lumpur Stock Exchange on Friday, 28 November 2003 - released on 27 November 2003.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

PROCESSED
DEC 03 2003
THOMSON
FINANCIAL

Encl.

c.c. Mr. Andres Estay
The Bank of New York

Fax No. (212)571-3050

A/t/sdb/suspension-request



Form Version 2.0

General Announcement

Submitted by S DARBY on 27-11-2003 05:11:22 PM
Reference No SD-031119-75BFC

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SIME DARBY BERHAD**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Request for suspension of trading

* **Contents :-**

The Board of Sime Darby Berhad ("Sime Darby") wishes to announce that the Kuala Lumpur Stock Exchange has approved Sime Darby's request for suspension in the trading of shares of Sime Darby from 9.00 a.m. to 5.00 p.m. on Friday, 28th November 2003 to enable the public dissemination of Sime Darby's announcement of results for the first quarter ended 30th September 2003 scheduled to be released on the same day.

This announcement is dated 27th November 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

LETTER FOR MAINTENANCE OF EXEMPTION

28 November 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 18

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement on the results of Sime Darby Berhad for the first quarter ended 30 September 2003 - released on 28 November 2003.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Mr. Andres Estay
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

jt/sdb/suspension-request

Form Version 2.0

Financial Results

Submitted by S DARBY on 28-11-2003 12:11:27 PM
Reference No SD-031119-507D0

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Part A1 : QUARTERLY REPORT

*** Quarterly report for the financial period ended** : **30-09-2003**

*** Quarter** : ● **1 Qtr** ○ **2 Qtr** ○ **3 Qtr** ○ **4 Qtr** ○ **Other**

*** Financial Year End** : **30-06-2004**

*** The figures** : ○ **have been audited** ● **have not been audited**

Please attach the full Quarterly Report here:


balance sheet_SeptKLSE2003.(


profit&loss acc_SeptKLSE2003.(

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30-09-2003**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		30-09-2003 [dd/mm/yyyy] RM'000	30-09-2002 [dd/mm/yyyy] RM'000	30-09-2003 [dd/mm/yyyy] RM'000	30-09-2002 [dd/mm/yyyy] RM'000
1	Revenue	3,584,452	3,664,029	3,584,452	2,664,029
2	Profit/(loss) before tax	368,278	337,588	368,278	337,588
3	Profit/(loss) after tax and minority interest	252,491	214,125	252,491	214,125

4	Net profit/(loss) for the period	252,491	214,125	252,491	214,125
5	Basic earnings/(loss) per share (sen)	10.90	9.20	10.90	9.20
6	Dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	3.6200	3.4100

Remarks :

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		30-09-2003	30-09-2002	30-09-2003	30-09-2002
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	358,902	329,824	358,902	329,824
2	Gross interest income	10,995	9,408	10,995	9,408
3	Gross interest expense	20,854	11,964	20,854	11,964

Note: The above information is for the Exchange internal use only.

QUARTERLY REPORT

On consolidated results for the first quarter ended 30th September 2003

The Directors are pleased to announce the following:

Unaudited Condensed Consolidated Income Statement for the first quarter of the financial year ending 30th June 2004

	Note	Quarter ended 30th September 2003 RM Million	Quarter ended 30th September 2002 RM Million	% +/-
Revenue	A8	3,584.4	3,664.0	- 2
Operating expenses		(3,298.7)	(3,338.8)	- 1
Other operating income		73.2	4.6	
Operating profit		358.9	329.8	+ 9
Share of results of jointly controlled entities		2.4	—	
Share of results of associated companies .		10.8	0.8	
Profit before interest	A8	372.1	330.6	+ 13
Investment and interest income		17.0	19.0	
Finance costs		(20.8)	(12.0)	
Profit before taxation		368.3	337.6	+ 9
Taxation	B5	(82.2)	(87.3)	
Share of taxation of associated companies	B5	(1.3)	(0.6)	
Profit after taxation		284.8	249.7	+ 14
Minority interests		(32.3)	(35.6)	
Net profit for the quarter		252.5	214.1	+ 18
		Sen	Sen	
Earnings per share				
- Basic	B14	10.9	9.2	+ 18
- Diluted	B14	10.8	9.2	+ 17

The unaudited Condensed Consolidated Income Statement should be read in conjunction with the annual financial statements for the year ended 30th June 2003.

SIME DARBY BERHAD
(Company No: 41759-M)

FILE NO. 82-4968

Unaudited Condensed Consolidated Balance Sheet

	Note	30th September 2003 RM Million	30th June 2003 RM Million
SHARE CAPITAL		1,163.1	1,163.1
RESERVES		7,070.0	6,806.1
SHAREHOLDERS' FUNDS		8,233.1	7,969.2
MINORITY INTERESTS		1,213.2	1,243.2
		9,446.3	9,212.4
NON-CURRENT LIABILITIES			
Loans and financing	B10	1,782.7	1,799.4
Deferred taxation liabilities		313.3	294.4
		2,096.0	2,093.8
		11,542.3	11,306.2
CURRENT ASSETS			
Inventories		2,854.2	3,112.4
Trade and other receivables		2,400.4	2,156.2
Short term investment		23.2	298.0
Cash held under Housing Development Accounts		157.7	137.4
Bank balances, deposits and cash		2,323.7	2,240.6
		7,759.2	7,944.6
CURRENT LIABILITIES			
Trade and other payables		2,642.2	2,783.1
Provisions		94.6	95.1
Short term borrowings	B10	582.3	385.9
Current taxation		154.3	168.3
		3,473.4	3,432.4
NET CURRENT ASSETS		4,285.8	4,512.2
NON-CURRENT ASSETS			
Trade and other receivables		387.8	373.9
Deferred taxation assets		334.0	320.1
Investments		1,092.2	653.2
Associated companies		459.3	496.0
Jointly controlled entities		7.4	3.9
Real property assets		238.1	234.3
Property, plant and equipment	A9	4,701.0	4,675.3
Intangible assets		36.7	37.3
		7,256.5	6,794.0
		11,542.3	11,306.2
		Sen	Sen
NET TANGIBLE ASSETS PER SHARE		352	341

The unaudited Condensed Consolidated Balance Sheet should be read in conjunction with the annual financial statements for the year ended 30th June 2003.

Unaudited Condensed Consolidated Statement of Changes in Equity for the quarter ended 30th September 2003

	Non-distributable					Distributable	
	Share capital RM Million	Share premium RM Million	Revaluation reserves RM Million	Capital reserves RM Million	Exchange reserves RM Million	Retained profits RM Million	Total RM Million
At 1st July 2003	1,163.1	2,384.2	78.2	209.2	578.2	3,556.3	7,969.2
Translation of opening reserves	–	–	–	–	29.4	–	29.4
Translation differences	–	–	–	–	2.5	–	2.5
Goodwill written off	–	–	–	–	–	(20.8)	(20.8)
Net gains not recognised in income statement	–	–	–	–	31.9	(20.8)	11.1
Net profit for the quarter	–	–	–	–	–	252.5	252.5
Issue of shares	–	0.3	–	–	–	–	0.3
At 30th September 2003	1,163.1	2,384.5	78.2	209.2	610.1	3,788.0	8,233.1
At 1st July 2002							
- as previously reported	1,163.0	2,383.8	112.7	224.1	419.3	2,885.5	7,188.4
- prior year adjustment	–	–	(33.7)	–	–	287.4	253.7
- as restated	1,163.0	2,383.8	79.0	224.1	419.3	3,172.9	7,442.1
Translation of opening reserves	–	–	–	–	30.4	–	30.4
Translation differences	–	–	–	–	0.9	–	0.9
Net gains not recognised in income statement	–	–	–	–	31.3	–	31.3
Net profit for the quarter	–	–	–	–	–	214.1	214.1
Issue of shares	0.1	0.4	–	–	–	–	0.5
At 30th September 2002	1,163.1	2,384.2	79.0	224.1	450.6	3,387.0	7,688.0

The unaudited Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the annual financial statements for the year ended 30th June 2003.

SIME DARBY BERHAD
(Company No: 41759-M)

FILE NO. 82-4968

Unaudited Condensed Consolidated Cash Flow Statement for the quarter ended 30th September 2003

	Quarter ended 30th September 2003		Quarter ended 30th September 2002	
	RM Million	RM Million	RM Million	RM Million
Profit after taxation		284.8		249.7
Adjustments for :				
Unusual items		(51.7)		(4.2)
Share of results of associated companies and jointly controlled entities		(13.2)		(0.8)
Depreciation		90.6		83.8
Taxation		83.5		87.9
Other non cash items		(18.1)		(3.2)
		375.9		413.2
(Increase)/Decrease in working capital				
Inventories		276.1		39.1
Trade and other receivables		(243.2)		(131.6)
Cash held under Housing Development Accounts		(20.3)		(10.2)
Trade and other payables and provisions		(209.9)		(222.9)
Cash generated from operations		178.6		87.6
Taxation paid		(87.1)		(59.9)
Dividends from associated companies		8.8		1.8
Net cash inflow from operating activities		100.3		29.5
Investing activities				
Purchase of investments	(433.3)		(36.0)	
Purchase of associated and subsidiary companies	(207.8)		–	
Capital distribution to minority interests in a subsidiary company	(38.8)		–	
Purchase of property, plant and equipment	(140.6)		(128.5)	
Proceeds from sale of investments	60.7		–	
Proceeds from sale of associated and subsidiary companies	298.9		–	
Proceeds from sale of property, plant and equipment	66.1		18.2	
Proceeds from sale of real property assets	–		0.8	
Net cash outflow from investing activities		(394.8)		(145.5)
Financing activities				
Proceeds from shares issued under Sime Darby Employees' Share Option Scheme	0.3		0.5	
Proceeds from term loan	5.6		4.8	
Short term borrowings raised/(repaid)	140.5		(93.1)	
Dividends paid to minority interests in subsidiary companies	(23.5)		–	
Net cash inflow/(outflow) from financing activities		122.9		(87.8)
Decrease in cash and cash equivalents		(171.6)		(203.8)
Cash and cash equivalents at beginning of the quarter		2,412.9		1,496.0
Foreign exchange differences		9.8		(3.9)
Cash and cash equivalents at end of the quarter		2,251.1		1,288.3

Unaudited Condensed Consolidated Cash Flow Statement for the quarter ended 30th September 2003 (cont'd)

For the purpose of the cash flow statement, the cash and cash equivalents comprised the following :

	Quarter ended 30th September 2003 RM Million	Quarter ended 30th September 2002 RM Million
Bank balances, deposits and cash	2,323.7	1,398.5
Bank overdrafts – secured	(3.9)	–
– unsecured	(68.7)	(110.2)
	2,251.1	1,288.3

The unaudited Condensed Consolidated Cash Flow Statement should be read in conjunction with the annual financial statements for the year ended 30th June 2003.

SIME DARBY BERHAD
(Company No: 41759-M)

FILE NO. 82-4968

Notes on the quarterly report – 30th September 2003
Amounts in RM million unless otherwise stated

A. EXPLANATORY NOTES AS PER MASB STANDARD NO. 26

A1. Basis of preparation

These interim financial statements are prepared in accordance with the Malaysian Accounting Standards Board ('MASB') Standard No. 26 "Interim Financial Reporting" and paragraph 9.22 of the Kuala Lumpur Stock Exchange Listing Requirements and should be read in conjunction with the Group's annual financial statements for the year ended 30th June 2003.

The accounting policies and presentation adopted for the interim financial statements are consistent with those adopted for the annual financial statements for the year ended 30th June 2003 except for the adoption of the following new MASB standards :

- MASB Standard No. 28 "Discontinuing Operations"
- MASB Standard No. 29 "Employee Benefits"

The adoption of MASB Standard No. 28 did not have any effect on the net profit or shareholders' funds of the Group as no event or transaction of the nature specified by the standard took place in the current or comparative periods.

The adoption of MASB Standard No. 29 has no material impact on the earnings and net tangible assets of the Group.

A2. Audit report

There were no audit qualifications on the annual financial statements for the year ended 30th June 2003.

A3. Seasonal or cyclical factors

The Group's results were not materially affected by any major seasonal or cyclical factors except as indicated in Notes B1 and B2.

A4. Unusual items

	Quarter ended		
	30th September 2003	30th June 2003	30th September 2002
Operating profit includes the following:			
Loss on disposal of investments	–	(3.9)	–
Gain on disposal of associated and subsidiary companies	70.3	1.3	–
Surplus on disposal of properties	2.9	13.2	4.6
Provision for reorganisation expenses and severance cost	(1.4)	(0.4)	–
Writeback of diminution in value of investment	–	3.7	–
Impairment losses on property, plant and equipment	(0.1)	(46.2)	–
Provision for claim (see note below)	(20.0)	–	–
Others	–	7.9	(0.4)
	51.7	(24.4)	4.2

The provision for claim of RM20.0 million represents the amount set aside by DMIB Berhad ('DMIB') for the purpose of meeting any claims relating to the discrepancy in the land area of Lot 4, Section 28, Town of Petaling Jaya, District of Petaling, Selangor which was sold to Sime Engineering Services Berhad on 15th August 2003. DMIB has executed a Trust Deed for the appointment of an independent Trust Company to hold the monies in a Trust Fund for a period of 5 years from the date of the Trust Deed of 1st October 2003. At the end of the period of 5 years, any balance of the monies held in the Trust Fund will be distributed to the persons whose names appear in DMIB's Register of Members and Record of Depositors at the close of business at 5.00 p.m. on 11th August 2003.

Amounts in RM million unless otherwise stated

A5. Changes in estimates

There were no changes in the estimates of amounts reported in the previous financial year that have a material effect on results for the current quarter under review.

A6. Debt and equity securities

During the quarter ended 30th September 2003, 46,000 and 5,000 new ordinary shares of RM0.50 each were issued at prices of RM4.90 and RM5.08 respectively pursuant to the exercise of the options under the Sime Darby Employees' Share Option Scheme. As at 30th September 2003, options over 84,469,000 unissued ordinary shares remained outstanding.

Other than the above, there was no cancellation, repurchase, resale or repayment of debt and equity securities during the quarter under review.

A7. Dividend

No dividend has been paid during the quarter ended 30th September 2003.

A8. Segmental reporting

Primary reporting format – Business segments	**Quarter ended 30th September 2003**		**Quarter ended 30th September 2002**	
	Revenue	Profit /(loss) before taxation	Revenue	Profit before taxation
Plantations	385.0	152.6	324.6	67.8
Tyre Manufacturing	215.8	(9.3)	211.4	20.7
Property	172.5	75.9	169.3	56.8
Heavy Equipment Distribution	779.5	48.0	776.0	64.2
Motor Vehicle Distribution	1,203.4	47.7	1,306.9	72.4
Energy	165.4	53.1	189.1	37.2
General Trading, Services and Others	662.8	4.1	686.7	11.5
	3,584.4	372.1	3,664.0	330.6
Investment income		6.0		9.6
Finance costs (net)		(9.8)		(2.6)
		368.3		337.6

The loss before taxation of the Tyre Manufacturing Division for the quarter ended 30th September 2003 is net of a provision for claim of RM20.0 million (See Note A4).

A9. Property, plant and equipment

Valuation of property, plant and equipment has been brought forward without amendments from the annual financial statements for the financial year ended 30th June 2003.

Amounts in RM million unless otherwise stated

A10. Capital commitments

Authorised capital expenditure for property, plant and equipment not provided for in the financial statements is as follows:

	As at 30th September 2003	As at 30th June 2003
Contracted	160.6	119.1
Not contracted	159.4	207.3

A11. Significant post balance sheet event

On 26th February 2003, Sime Darby Berhad and Continental Aktiengesellschaft ('Continental') executed a Shareholders Agreement for a joint venture in tyre manufacturing, a Subscription Agreement for the subscription by Continental of a 30% interest in SDC Tyre Sdn. Bhd. ('SDC Tyre'), which would become the holding company of DMIB Berhad and Sime Tyres International (M) Sdn. Bhd., and a Call and Put Option Agreement for the acquisition by Continental of a further 21% interest in SDC Tyre from Sime Darby Berhad. The transactions were completed on 1st October 2003, resulting in Sime Darby Berhad and Continental now holding 49% and 51% equity interest in SDC Tyre respectively.

On 6th November 2003, Sime Energy Holdings Pte Ltd ('SEHPL'), a wholly owned subsidiary of Sime Darby Berhad, entered into a Share Sale Agreement with IG Island Power B.V. for the acquisition of a 50% equity interest in Island Power Holdings Pte Ltd ('IPH'), a company incorporated in Singapore (the 'Acquisition'). The Acquisition was completed on the same day and the 50% equity interest in IPH was then transferred by SEHPL to Sime Power Pte Ltd, another wholly owned subsidiary of Sime Darby Berhad.

The above transactions are not expected to have a material impact on the earnings and net tangible assets of the Group for the year ending 30th June 2004.

None of the directors or substantial shareholders of Sime Darby Berhad or persons connected to them has any interests, direct or indirect, in these transactions.

Other than the above, there was no item, transaction or event of a material or unusual nature during the period from the end of the quarter under review to 21st November 2003.

A12. Changes in the composition of the Group

On 15th July 2003, Auto Bavaria Sdn. Bhd., a wholly owned subsidiary of Tractors Malaysia Holdings Berhad, and BMW Holdings BV, a wholly owned subsidiary of Bayerische Motoren Werke Aktiengesellschaft entered into a joint-venture agreement to set up a joint-venture company in Malaysia, BMW Malaysia Sdn. Bhd. BMW Holdings BV holds 51% equity in the joint-venture company while Auto Bavaria Sdn. Bhd. holds 49%.

On 18th July 2003, Sime Darby Hong Kong Limited acquired 33% of the equity of China Water Company Limited ('CWC'), a company incorporated in the Cayman Islands. CWC is principally involved in the investment and development of medium-size water and wastewater infrastructure projects in China.

On 30th July 2003, Ford Malaysia Sdn. Bhd. disposed of its entire 80% equity interest held in Master Body Collision Repair Sdn. Bhd. for a total cash consideration of RM550,000.

On 4th August 2003, Sime Darby Insurance Pte Ltd was incorporated in Labuan as a wholly owned subsidiary of SD Holdings Berhad. It is principally engaged in the business of an offshore captive insurer in and from Labuan.

On 12th August 2003, DMIB Berhad ('DMIB') cancelled its entire issued share capital and, from part of the capital reserve arising therefrom, issued 141,600,000 new shares to SDC Tyre Sdn. Bhd. ('SDC Tyre') on 15th August 2003, thereby becoming a wholly-owned subsidiary of SDC Tyre.

Amounts in RM million unless otherwise stated

A12. Changes in the composition of the Group (continued)

On 28th August 2003, Sime Engineering Services Berhad ('SES') in which Sime Darby Berhad holds 70.03% equity was listed on the Kuala Lumpur Stock Exchange. SES is an investment holding company and its subsidiary companies are principally involved in the provision of fabrication and engineering services for the oil and gas and power industries, trading and systems integration of engineering products and services, manufacturing of light engineering and industrial products and provision of physical and electronic security products and services.

On 5th September 2003, Servitel Development Sdn. Bhd. disposed of its entire 22% equity interest held in Palmco Holdings Berhad ('Palmco').

On 30th September 2003, Tractors Malaysia (1982) Sdn. Bhd. ('TM(1982)') acquired the remaining 35% equity of Tractors Petroleum Services Sdn. Bhd. ('TPS'), resulting in TPS becoming a wholly-owned subsidiary of TM(1982).

A13. Contingent liabilities – unsecured

	As at 21st November 2003	As at 30th June 2003
Trade and performance guarantees	1,645.8	1,632.4
Claims pending against subsidiaries	21.2	19.9
	1,667.0	1,652.3

Amounts in RM million unless otherwise stated

B. ADDITIONAL INFORMATION REQUIRED BY THE KUALA LUMPUR STOCK EXCHANGE LISTING REQUIREMENTS

B1. Review of results for the quarter ended 30th September 2003

	Quarter ended 30th September	
	2003	**2002**
Plantations	82.0	63.2
Tyre Manufacturing	10.7	20.7
Property	75.9	56.8
Heavy Equipment Distribution	45.7	64.2
Motor Vehicle Distribution	47.9	72.4
Energy	53.1	37.2
General Trading, Services and Others	5.1	11.9
	320.4	326.4
Unusual items (Note A4)	51.7	4.2
Profit before interest	372.1	330.6

The Plantation Division continued to benefit from strong crude palm oil prices recording increased profit over the previous corresponding quarter. Selling prices of crude palm oil and palm kernel averaged RM1,448 (30th September 2002 - RM1,376) per tonne and RM657 (30th September 2002 – RM727) per tonne respectively. The results of the Division also included share of profit of Palmco of RM8 million (30th September 2002 – Nil). The associated company was sold on 5th September 2003.

The influx of cheap imported tyres arising from the implementation of the ASEAN Free Trade Area ('AFTA') coupled with increased launches of new products by major competitors contributed to the lower profit in the Tyre Manufacturing Division.

Competitively priced landed properties at the right locations developed by the Property Division continued to enjoy good demand. The results of the current quarter also included a RM15.1 million gain on disposal of land.

Improved results from higher equipment deliveries to the Bakun Project were seen in the Malaysian Heavy Equipment operations for the quarter under review. However these were insufficient to offset the sharp drop in contribution from the Australian operations following cut backs in coal production. Increasingly stricter bank financing requirements also resulted in a similar slowdown in the operations in China.

Competitive pressure and declining margin as a result of the very strong Euro and Yen as well as new launches from competitive marques affected the profitability of the Motor Division. Prospects from the China market were dampened by new regulations introduced by the Chinese government designed to prevent serious over-investment in the sector, while uncertainty over the new duty policy in Malaysia, post AFTA, continued to affect retail sales in Malaysia.

The Energy Division's higher profit for the quarter included a contribution of RM12.2 million from Laem Chabang Power Co. Ltd, a wholly owned subsidiary company acquired on 30th December 2002.

Amounts in RM million unless otherwise stated

B2. **Material changes in the quarterly results as compared to the results of the preceding quarter**

	Quarter ended 30th September 2003		Preceding quarter ended 30th June 2003	
		%		%
Plantations	82.0	25.6	81.0	21.0
Tyre Manufacturing	10.7	3.3	15.3	4.0
Property	75.9	23.7	83.6	21.6
Heavy Equipment Distribution	45.7	14.3	72.8	18.9
Motor Vehicle Distribution	47.9	15.0	72.5	18.8
Energy	53.1	16.5	52.3	13.5
General Trading, Services and Others	5.1	1.6	8.5	2.2
	320.4	100.0	386.0	100.0
Unusual items (Note A4)	51.7		(24.4)	
Profit before interest	372.1		361.6	

The Group reported an overall lower profit for the quarter ended 30th September 2003 compared to the preceding quarter. Both the Plantations and Energy Divisions recorded marginally higher profit as compared to the preceding quarter but these were insufficient to offset the lower contribution from the other Divisions.

Increased FFB production for the quarter continued to assist the Plantations Division to maintain its high profitability despite slightly lower palm products prices. The average selling price of crude palm oil realised during the current quarter were RM1,448 per tonne and RM657 per tonne for palm kernel as compared to an average of RM1,472 per tonne and RM703 per tonne respectively in the preceding quarter.

The material factors that affected the profitability of the remaining sectors of the Group businesses during the current quarter are as set out in Note B1.

B3. **Current year prospects**

Barring unforeseen circumstances, the Board is optimistic that the overall results of the Group will remain satisfactory given the measures taken to strengthen the Group's businesses and the strong palm products prices.

B4. **Variance of actual profit from profit forecast or profit guarantee**

Not applicable as there was no profit forecast or profit guarantee.

Amounts in RM million unless otherwise stated

B5. Taxation

	Quarter ended 30th September	
	2003	2002
In respect of the current period :		
- Income tax	82.1	84.6
- Deferred tax	0.7	2.7
	82.8	87.3
In respect of prior years :		
- Income tax	(0.6)	–
	82.2	87.3
Share of taxation of associated companies	1.3	0.6
	83.5	87.9

The effective tax rate for the current quarter of 22.7% was lower than the statutory tax rate of 28% mainly because of the effects of non taxable gain on disposal of an associated company and the lower rates of income tax applicable to profits of certain overseas subsidiary companies.

B6. Profit/(losses) on sale of unquoted investments and properties

There was no profit on sale of unquoted investments during the quarter ended 30th September 2003. Profit on disposal of properties is set out in Note A4.

B7. Quoted and marketable securities

Details of investments in quoted and marketable securities held by the Group are as follows:

Movement during:	Quarter ended 30th September 2003
- Total purchases	433.3
- Total disposals	270.0
- Total (loss)/gain on disposal	–

Balances:	As at 30th September 2003
- Cost	990.9
- Carrying value	977.2
- Market value	1,007.9

The market value at 30th September 2003 of these investments approximated the fair value.

B8. Status of corporate proposals

There are no corporate proposals previously announced but not completed as at the date of this announcement.

Amounts in RM million unless otherwise stated

B9. Status of utilisation of proceeds raised from any corporate proposal

As at 21st November 2003, the proceeds of the Al Murabahah Medium Term Notes had been utilised to fund capital expenditure and investments of the Group.

B10. Group borrowings

	As at 30th September 2003
Loans and financing - Non-current	
Term loans (secured)	22.6
Term loans (unsecured)	1,260.1
Al Murabahah Medium Term Notes (unsecured)	500.0
	1,782.7
Short term borrowings - Current	
Bank overdrafts	
- secured	3.9
- unsecured	68.7
Portion of term loans due within one year	
- unsecured	36.9
Unsecured other short term borrowings	472.8
	582.3

The Group borrowings analysed by currency are as follows:

	Loans and financing	Short term borrowings
Ringgit Malaysia	615.9	431.0
Australian dollar	205.6	0.2
Hong Kong dollar	–	6.2
Singapore dollar	–	75.5
Thai baht	140.0	14.7
Chinese renminbi	–	23.5
New Zealand dollar	22.5	4.4
Pound sterling	–	19.7
US dollar	798.7	7.1
	1,782.7	582.3

The secured bank overdrafts and term loans are secured by a charge on the property, plant and equipment of a subsidiary company with net book value of RM36.2 million at the balance sheet date.

The average effective interest rates applicable to short term borrowings and term loans outstanding at 30th September 2003 were 3.7% and 3.6% respectively per annum.

The RM500 million 7-year Al Murabahah Medium Term Notes, under the RM1,500 million Al Murabahah Commercial Paper and Medium Term Note Programme were issued at par with a profit rate of 4.38% per annum.

Amounts in RM million unless otherwise stated

B11. Off balance sheet financial instruments

Forward foreign exchange contracts

Forward foreign exchange contracts were entered into by subsidiary companies in currencies other than their functional currency to manage exposure to fluctuations in foreign currency exchange rates on specific transactions. Under the Group accounting policies, the transactions in foreign currencies which are hedged by forward foreign exchange contracts are booked in at the contracted rates.

As at 21st November 2003, the notional amounts of forward foreign exchange contracts that were entered into as hedges for purchases and sales were RM735.6 million and RM277.5 million respectively. These amounts represent the future cash flows under contracts to purchase and sell the foreign currencies. The settlement periods of these forward contracts range between 1 and 13 months.

Interest rate swaps

Interest rate swap contracts were entered into by subsidiary companies which entitled them to receive interest at floating rates on notional principal amounts and obliged them to pay interest at fixed rates on the same amounts. The differences between fixed rate and floating rate interest amounts calculated by reference to the agreed notional principal amounts were exchanged at periodic intervals. Included in one of the swap contracts was a contract with interest rate cap and floor terms.

The remaining terms and notional principal amounts of the outstanding interest rate swap contracts of the Group at the balance sheet date, which are denominated in Ringgit Malaysia and Australian dollars were as follows:

Later than 1 year and not later than 5 years	RM235.6 million

The Group has no significant concentrations of credit risk and market risk in relation to the above off balance sheet financial instruments because of low risk of non-performance by counterparties.

B12. Material litigation

Certain minority shareholders of Sime Bank Berhad ('Sime Bank') had taken legal action against Sime Darby Berhad ('Sime Darby') for failing to make a general offer to the rest of the shareholders when 60.35% of the equity of Sime Bank was acquired. As the plaintiffs' shares in Sime Bank have since been acquired by RHB Bank Berhad, the plaintiffs have dropped their claim for the declaration of the said mandatory general offer to acquire the plaintiffs' shares and confined their claim to unspecified damages instead. On 31st March 2003, the High Court had decided in favour of the minority shareholders. However, the quantum of damages and costs to be awarded to the plaintiffs have yet to be assessed, and will be the subject matter of further hearings.

The Board of Directors of Sime Darby had resolved to appeal against the decision of the High Court, and notices of appeal were filed on 24th April 2003, with the Court of Appeal.

B13. Dividend

At the Annual General Meeting held on 4th November 2003, the shareholders of Sime Darby Berhad had approved a final dividend of 16.0 sen gross per share less Malaysian tax at 28% and 4.0 sen per share tax exempt for the financial year ended 30th June 2003. The dividend will be paid on 12th December 2003. The final dividend declared for the previous year was 14.5 sen gross per share less Malaysian tax at 28% and 3.0 sen per share, tax exempt. No dividend has been declared for the quarter under review.

B14. Earnings per share

	Quarter ended 30th September	
	2003	**2002**
Basic earnings per share		
Net profit for the quarter (RM million)	252.5	214.1
Weighted average number of ordinary shares in issue (million)	2,326.2	2,326.1
Basic earnings per share (sen)	10.9	9.2
Diluted earnings per share		
Net profit for the quarter (RM million)	252.5	214.1
Weighted average number of ordinary shares in issue (million)	2,326.2	2,326.1
Adjustment for share options (million)	2.7	2.7
Weighted average number of ordinary shares for diluted earnings per share (million)	2,328.9	2,328.8
Diluted earnings per share (sen)	10.8	9.2

Kuala Lumpur
28th November 2003

By Order of the Board
YEOH POH YEW, NANCY
Group Secretary